OSISKO GOLD ROYALTIES REPORTS
FIRST QUARTER 2017 RESULTS

(Montreal, May 4, 2017) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to report its results for the first quarter of 2017. Amounts are in Canadian dollars unless otherwise noted.

Highlights - Q1 2017

  Record quarterly gold equivalent ounces (“GEO”) earned of 10,4181 (9% increase compared to Q1 20162);
  Quarterly revenues of $17.1 million (10% increase compared to Q1 2016);
  Net cash flows provided by operating activities of $12.0 million (compared to $9.8 million in Q1 2016);
  Net earnings attributable to Osisko shareholders of $4.1 million, $0.04 per basic share (compared to a net loss of $0.1 million, $0.00 per basic share in Q1 2016);
  Adjusted earnings3 of $6.6 million, $0.06 per basic share3 (compared to 8.7 million, $0.09 per basic share in Q1 2016);
  Cash and cash equivalents of $423.6 million as at March 31, 2017;
  Closing of a US$33.0 million silver stream agreement with Taseko Mines Limited (“Taseko”); and
  Declaration of a tenth quarterly dividend of $0.04 per common share paid on April 17, 2017 to shareholders of record as of the close of business on March 31, 2017.

Highlights – April/May 2017

  Acquisition of additional common shares of Barkerville Gold Mines Ltd. (“Barkerville”), an associate of Osisko, for $28.1 million which increased Osisko’s holding to 35.2%;
  Acquisition of an additional 0.75% net smelter return (“NSR”) royalty on the Cariboo gold project from Barkerville for cash consideration of $12.5 million, which increased the NSR royalty held by Osisko on the Cariboo gold project to a total of 2.25% NSR; and
  On May 4, 2017, declaration of an eleventh quarterly dividend of $0.04 per common share payable on July 17, 2017 to shareholders of record as of the close of business on June 30, 2017.
_________________________
[1]

Gold equivalent ounces earned includes NSR royalties in gold, silver and other cash royalties and the silver stream. Silver was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Refer to the portfolio of royalty and stream interests section of the Management and Discussion Analysis for the three months ended March 31, 2017 filed on www.sedar.com and www.sec.gov for average metal prices used.

[2]	Three months ended March 31, 2016 or first quarter of 2016 (“Q1 2016”).
[3]

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non - IFRS measures provided under the Non-IFRS Financial Performance Measures section of this press release.

Sean Roosen, Chair and Chief Executive Officer, commenting on the first quarter of 2017 performance noted: “During the first quarter, we continued to execute our strategy that was established at the commencement of our activities in June 2014. We continue to build a strong portfolio of royalties and streams to complement our Canadian Malartic and Éléonore cornerstone royalty assets. We are also very pleased with our portfolio of investments which is delivering superior returns from their successful drilling programs.”

Record Quarterly Gold Equivalent Ounces Earned in Q1 2017

The Company’s portfolio of royalty and stream interests delivered a quarterly record 10,418 GEO in the first quarter of 2017. Increased production at Canadian Malartic, Island Gold and Vezza as well as our first delivery of silver from the Taseko stream were the major contributors to the record quarterly GEO earned by the Company, while production at Éléonore decreased when compared to the first quarter of 2016.

Royalties earned (in GEO)

	For the three months ended
		March 31,
	2017	2016

Gold

Canadian Malartic	7,483	7,122
Éléonore	1,582	2,070
Island Gold	416	212
Vezza	349	-
Other	150	27
	9,980	9,431

Silver

Gibraltar (2 months)	309	-
Canadian Malartic	127	102
Vezza	2	-
	438	102

Total GEO	10,418	9,533

Revenues

	Three months ended March 31, 2017				Three months ended March 31, 2016
	Average	Ounces	Total		Average	Ounces	Total
	selling price	sold	revenues		selling price	sold	revenues
	per ounce		($000’s	)	per ounce		($000’s)
	($)				($)

Gold sold	1,620	9,970	16,148		1,636	9,417	15,402
Silver sold	24	30,928	736		20	8,100	160
Royalties (paid in cash)	-	-	242		-	-	44
			17,126				15,606

For the first quarters of 2017 and 2016, 100% of revenues were earned from precious metals and from Canada.

Overview of Financial Results

  Revenues of $17.1 million compared to $15.6 million in Q1 2016;
  Gross profit of $13.7 million compared to $12.6 million in Q1 2016;
  Operating income of $6.2 million compared to $7.1 million in Q1 2016;
  Net earnings attributable to Osisko shareholders of $4.1 million or $0.04 per basic share and diluted share, compared to a net loss of $0.1 million or $0.00 per basic and diluted share in Q1 2016;
  Adjusted earnings4 of $6.6 million or $0.06 per basic share4 compared to $8.7 million or $0.09 per basic share in Q1 2016;
  Net cash flows provided by operating activities of $12.0 million compared to $9.8 million in Q1 2016.

Revenues increased in the first quarter of 2017 as a result of higher in-kind royalties earned and sold. Gold royalties earned from the Canadian Malartic mine increased by 5% or 361 ounces (sales increased by 388 ounces), gold royalties earned and sold from the Island Gold mine increased by 204 ounces and gold royalties earned from the Vezza mine totalled 349 ounces (none earned in the first quarter of 2016; 449 ounces were sold in the first quarter of 2017). In addition, Osisko received and sold its first delivery of 21,616 ounces of silver (representing two months of production) with respect to its new Gibraltar silver stream. These increases were partially offset by a decrease of 24% or 488 ounces of gold delivered and sold from the Eleonore mine. The average selling price of gold per ounce in Canadian dollars was slightly lower in the first quarter of 2017 at $1,620 compared to $1,636 in the first quarter of 2016.

Gross profit reached $13.7 million in the first quarter of 2017 compared to $12.6 million in the first quarter of 2016 as a result of higher sales.

During the first quarter of 2017, operating income amounted to $6.2 million compared to $7.1 million in the corresponding period of 2016. The decrease in operating income in 2017 is mainly the result of higher general and administrative expenses (“G&A”), partially offset by lower exploration and evaluation expenses, a higher gross profit and higher cost recoveries from associates. The increase in G&A expenses is mainly due to higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and higher closing share price) and higher general and legal costs due to the Company being now listed on the New York Stock Exchange.

The increase in net earnings in the first quarter of 2017 is mainly the result of a lower foreign exchange loss and higher interest income, partially offset by a lower operating income, lower dividend income, lower net gain on investments and higher finance costs and share of loss of associates.

The decrease of $2.1 million in adjusted earnings in the first quarter of 2017 compared to the first quarter of 2016 is mainly due to a decrease in operating income of $0.9 million, a decrease in dividend income of $1.6 million and an increase of $0.4 million in finance costs, partially offset by an increase in interest revenues of $0.7 million.

Net cash flows provided by operating activities increased in the first quarter of 2017 as a result of higher revenues and a lower negative impact of changes in non-cash working capital items when compared to the first quarter of 2016.

_________________________
[4]

“Adjusted earnings” and “Adjusted earnings per share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non- IFRS measures provided under the Non-IFRS Financial Performance Measures section of this press release.

Producing Royalty and Stream Interests Update

Canadian Malartic Mine

One of the Company’s cornerstone assets is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Qu&eacute;bec, and operated by the Canadian Malartic General Partnership (“Partnership”) created by Agnico Eagle Mines Limited and Yamana Gold Inc. (the “Partners”). At Canadian Malartic, guidance for 2017 and 2018 has been slightly increased due to a change in the life-of-mine plan. The Partners indicated that the updated plan provides for earlier access to higher grade zones that are located deeper in the Canadian Malartic pit. The Partnership is currently forecasting 600,000 ounces, 650,000 ounces and 640,000 ounces of gold production for 2017, 2018 and 2019 respectively5.

The Québec government recently announced the approval of the Canadian Malartic expansion project. The expansion project will allow the mine to access the Barnat zone, which has softer ore and could allow for higher throughputs. Production activities at Barnat are currently forecast to begin in late 2018, depending on the timing of the start of construction of the road deviation5. As part of the approval, certain operating parameters were modified and clarified which are expected to enhance the operating efficiencies of Canadian Malartic.

Canadian Malartic (Odyssey Zones)5

In the first quarter of 2017, the Partnership announced an initial inferred mineral resource on the Odyssey zones at the Canadian Malartic mine. The Odyssey property lies on the east side of the Canadian Malartic property, approximately 1.5 kilometre east of the current limit of the Canadian Malartic open pit. Initial inferred mineral resources of 1.43 million ounces (20.7 million tonnes grading 2.15 grams per tonne “g/t” gold) for North and South Odyssey Zones were defined. The Partnership announced near-term production potential (2018-2020) from the Odyssey South underground. Osisko holds a 5% NSR royalty on the Odyssey South zone and a 3% NSR royalty on the Odyssey North zone.

Éléonore Mine

Osisko’s other cornerstone asset is a sliding-scale 2.0% to 3.5% NSR royalty in the Éléonore gold property located in the James Bay region in Québec and operated by Goldcorp Inc. (“Goldcorp”). Gold production in 2017 is expected to total 315,000 ounces (+/-5%)6. The increase compared to 2016 is due to the continued ramp up of the mine. A life of mine study is underway to determine the sustainable mining rate from the Roberto deposit.

Goldcorp has reported7 that gold production at Éléonore for the first quarter of 2017 was 16% higher than the first quarter of 2016, consistent with the ongoing ramp-up schedule. The royalty ounces received by Osisko is lower for the first quarter of 2017 compared to the same period in 2016 due to the one month delay in production deliveries. Goldcorp reported an increase of 23% in tonnes mined in the first quarter of 2017 compared to the first quarter of 2016, reflecting the increased ore development rate and the utilization of additional mining equipment, as well as an increase in the gold process recovery rate to 92%, approaching the expected rate of 93% to 94% that is contemplated in the Éléonore’s latest NI 43-101 Technical Report8. Goldcorp expects the production ramp-up to 7,000 tonnes per day to continue into 2018 with the addition of a fifth production horizon.

_____________________
[5]	Refer to Agnico Eagle’s press release dated February 15, 2017, titled: “Agnico Eagle Reports Fourth Quarter and Full Year 2016 Results”
[6]	Refer to Goldcorp’s press release dated February 15, 2017, titled: “Goldcorp Reports Fourth Quarter and Full Year 2016 Results”
[7]	Refer to Goldcorp’s Management Discussion and Analysis for the three months ended March 31, 2017.

Osisko congratulates the Éléonore mine team for being awarded the prestigious John T. Ryan award received during the 2017 Canadian Institute of Mining annual convention for its exceptional safety record.

Gibraltar Mine

In the first quarter of 2017, Osisko acquired from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko having a 75% interest in the Gibraltar copper mine (“Gibraltar”), a silver stream with reference to silver produced at Gibraltar, located in British Columbia, Canada. Osisko paid Taseko a cash consideration of US$33.0 million ($44.3 million) for the silver stream. In addition, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered.

Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America. The life of mine yearly average production from Gibraltar is approximately 140 million pounds (“lbs”) of copper and 2.6 million lbs of molybdenum. With a large mineral reserve of 3.2 billion lbs of recoverable copper and 58 million lbs of molybdenum, the estimated mine life of the project is 23 years (proven and probable mineral reserves as of January 1, 2016). The acquisition is expected to increase Osisko’s production by approximately 200,000 ounces of silver for the next 14 years, increasing to an average of 350,000 ounces of silver for the remainder of the 23-year reserve life of Gibraltar. Any silver in respect of which a delivery is made after January 1, 2017, is subject to the stream. Osisko received its first delivery of 21,616 ounces of silver in March (which accounted for the months of January and February) and a second delivery of 20,982 ounces of silver for the month of March was received subsequent to quarter end.

Island Gold Mine 9

In the first quarter of 2017, Richmont Mines Inc. (“Richmont”) announced that the Island Gold Mine is expected to deliver production growth that exceeds the record production levels achieved by Richmont in 2016 by up to 12%, driven by increased underground mine and mill productivity of 900 tonnes per day at an average head grade of 8.9 g/t gold. Annual production at Island Gold for 2017 is expected to increase to between 87,000 and 93,000 ounces.

Investment Portfolio Update

During the three months ended March 31, 2017, Osisko acquired investments for $62.8 million and sold investments for $22.5 million with a gain of $1.4 million ($1.2 million net of income taxes) recorded in accumulated other comprehensive income (loss).

________________________
[8]	Refer to Goldcorp’s NI 43- 101 Technical Report dated December 31, 2015, titled: “Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report”
[9]	Refer to Richmont’s press release dated February 2, 2017, titled: “Richmont Announces 2017 Guidance with Island Gold Mine Positioned…”

The following table presents the carrying value and fair value of the investments in marketable securities as at March 31, 2017 (in thousands of dollars):

Marketable	Carrying	Fair
securities	value(i)	value(ii)
	$	$

Associates	111,223	234,331
Other	106,887	106,887
	218,110	341,218

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9, Financial Instruments .

(ii)	The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at March 31, 2017.

As at March 31, 2017, the fair value of Osisko’s marketable securities exceeds its acquired cash price by $132.0 million. At the end of the first quarter of 2017, the Company has realized a gain of $17.3 million ($15.9 million net of income taxes).

Osisko Mining Inc.

As at May 4, 2017, the Company holds 28,372,709 common shares representing a 15.3% interest in Osisko Mining. Osisko owns a total 1.5% NSR royalty on the Windfall Lake gold project (“Winfall”). Osisko Mining is currently pursuing a 400,000 meter drilling program on Windfall. In 2016, the Company acquired common shares in Osisko Mining for $6.8 million and during the first quarter of 2017, acquired additional common shares for $17.7 million.

Falco Resources Ltd. 10

As at May 4, 2017, the Company holds 20,826,005 common shares representing a 13.3% interest in Falco Resources Ltd. (“Falco”). In 2016, Falco published an initial PEA on the Horne 5 Project. Falco is currently working on a feasibility study, which is expected to be released in late second quarter or early third quarter of 2017, and an environmental impact assessment for the Horne 5 Project, which expected to be released by the end of 2017. In February 2017, Falco also announced it had initiated a 40,000 metre exploration drill campaign on its large 668 square kilometre land package in the Rouyn-Noranda Camp, which surrounds its 100% owned Horne 5 Project.

In May 2016, Osisko provided a $10.0 million loan to Falco with an 18 month maturity and bearing interest at 7%. Under the terms of the loan, Falco and Osisko shall negotiate, by the end of October 2017, the terms, conditions and form of a silver and/or gold stream agreement (“Stream Agreement”) whereby Osisko may provide Falco with a portion of the development capital required to build the Horne 5 Project. In this case, the principal amount of the loan and any accrued interest will be applied against the stream deposit. At the maturity date, if Falco and Osisko have not concluded a Stream Agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash.

______________________
10	Refer to Falco’s press release dated February 20, 2017, titled: “Falco Commences 40,000 Metre Drill Program”

Barkerville Gold Mines Ltd. 11

As at May 4, 2017, the Company holds 61,090,863 common shares representing a 35.2% interest in Barkerville. Barkerville is focused on exploring and developing an extensive land package in the historical Cariboo Mining District of Central British Columbia. Barkerville is currently carrying out a 130,000 meter exploration drilling program and reported that the company has received all permits to initiate production from its Bonanza Ledge underground project at an initial rate of 150,000 tonnes per year. In April 2017, Barkerville announced a new discovery from their ongoing 130,000 metre Phase II Island Mountain and Valley Zone exploration drilling program at the Company’s Cariboo Gold Project.

In April, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko to 2.25% NSR. The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016, however, Osisko will retain a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

Labrador Iron Ore Royalty Corporation

Over the course of the fourth quarter of 2016 and January 2017, Osisko sold its 9.8% interest in LIORC. The Company received $113.4 million in proceeds (including $98.2 million in 2016). Since the initial investment in LIORC, the Company received $10.7 million in dividends (including $6.3 million in 2016 and $0.2 million in 2017). A 17.4% 12 return was realized on the investment in LIORC. As Osisko’s interest has now been completely liquidated, the Company will not be receiving dividend income going forward.

Exploration and Evaluation Activities

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was amended in 2017 to create two separate earn-in agreements. The amendment was necessitated by the optioning of the Kan Project to Barrick Gold Corporation.

As a result of this transaction, the exploration and evaluation activities have been significantly reduced and will be concentrated on the Coulon project (James Bay area). The total number of employees was 32 as at March 31, 2017, a reduction of 51% from the corresponding period in 2016, mainly as a result of the earn-in agreement. During the first quarter of 2017, Osisko invested $0.9 million, net of tax credits, in exploration and evaluation activities on the Coulon project.

On the Coulon project, a diamond drill program was conducted from January through spring 2016. For the year 2016, 30 new holes were drilled and one hole was extended for a total of 23,075 metres. A 10,000 meter drilling program and a preliminary economic assessment was initiated in the first quarter of 2017.

__________________________
11

Refer to Barkerville’s press release dated April 17, 2017, titled “BGM intersects 19.20 g/t AU over 54.40 meters and 11.42 g/t AU over 28.55 meters at shaft zone” and Barkerville’s website at www.barkervillegold.com and on SEDAR for additional information.

[12]

Total return on investment is a non-IFRS financial performance measure, which has no standard definition under IFRS. Total return calculation is the sum of the capital gains and dividends divided by the cost of the investment and represents the return earned through the life of the investment.

Dividends

Osisko has declared dividends for the last 11th consecutive quarters.

On April 17, 2017, Osisko paid a tenth quarterly dividend of $0.04 per common share to shareholders of record as of the close of business on March 31, 2017.

On May 4, 2017, Osisko declared an eleventh quarterly dividend of $0.04 per common share payable on July 17, 2017 to shareholders of record as of the close of business on June 30, 2017.

2017 Guidance

Osisko’s 2017 outlook on its royalties and its stream is based on the publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp and for the Island Gold mine published by Richmont Mines. When publicly available forecasts on properties where no public information is available are not available, Osisko obtains internal forecasts from the producers or uses management’s best estimate.

Attributable gold equivalent ounces for 2017 remains unchanged compared to the previous guidance and are estimated between 43,300 and 46,100 as follows:

2017

Canadian Malartic	30,500 – 31,500
Éléonore	6,800 – 7,000
Island Gold	1,400 – 1,600
Gibraltar stream	2,600 – 3,000
Others	2,000 – 3,000
Gold equivalent ounces	43,300 – 46,100

For our 2017 guidance, silver and cash royalties have been converted to GEOs using commodity prices of US$1,250 per ounce of gold and US$18 per ounce of silver and an exchange rate (US$/C$) of 1.30.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings”, “Adjusted Earnings per share” and “Gold Equivalent Ounces” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with International Financial Reporting Standards (“IFRS”), provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, similar adjusted earnings calculations by its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per share as they do not reflect the operating performance of the Company.

Adjusted Earnings and Adjusted Earnings per Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment of exploration and evaluation assets”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of property and equipment”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended
		March 31,
	2017	2016

(in thousands of dollars, except per share amounts)	$	$

Net earnings (loss) attributable to Osisko’s shareholders	4,076	(60)

Adjustments:
Foreign exchange loss	1,415	13,720
Unrealized gain on investments	(2,024)	(5,155)
Share of loss of associates	1,445	982
Deferred income tax expense (recovery)	1,721	(764)

Adjusted earnings	6,633	8,723

Weighted average number of common shares outstanding (000’s)	106,543	99,093

Adjusted earnings per share	0.06	0.09

Q1 2017 Results Conference Call

Osisko will host a conference call on Friday, May 5, 2017 at 11:00 EDT to review and discuss its 2017 first quarter results.

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 2:00pm EDT on May 5, 2017 until 11:59 pm EDT on May 12, 2017 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 13788083.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties and one stream, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar mine. It maintains a strong financial position with cash resources of $423.6 million at March 31, 2017 and has distributed $35.1 million in dividends to its shareholders during the past ten consecutive quarters. The Company also owns a portfolio of publicly held resource companies, including a 15.3% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd, and 35.2% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940- 0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of gold equivalent ounces to be received in 2017. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties held by Osisko (gold and silver); fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from mineral resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2017	2016
	$	$

Assets

Current assets
Cash and cash equivalents	423,567	499,249
Short-term investments	2,547	2,100
Accounts receivable	6,223	8,416
Other assets	807	974
	433,144	510,739

Non-current assets
Investments in associates	111,223	82,902
Other investments	121,336	108,409
Royalty and stream interests	534,377	494,768
Property and equipment	277	266
Exploration and evaluation	100,924	100,038
Goodwill	111,204	111,204
Deferred income taxes	9,084	7,978
	1,421,569	1,416,304

Liabilities

Current liabilities
Accounts payable and accrued liabilities	4,244	7,438
Dividends payable	4,264	4,266
Provisions and other liabilities	5,311	4,153
	13,819	15,857

Non-current liabilities
Long-term debt	46,005	45,780
Provisions and other liabilities	14,186	12,433
Deferred income taxes	128,842	127,930
	202,852	202,000

Equity
Share capital	910,474	908,890
Warrants	30,901	30,901
Contributed surplus	11,735	11,411
Equity component of convertible debenture	3,091	3,091
Accumulated other comprehensive income	9,081	7,838
Retained earnings	251,635	250,306
Equity attributable to Osisko Gold Royalties Ltd shareholders	1,216,917	1,212,437
Non-controlling interests	1,800	1,867
Total equity	1,218,717	1,214,304
	1,421,569	1,416,304

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	2017	2016
	$	$

Revenues	17,126	15,606

Cost of sales	(102)	(28)
Depletion of royalty and stream interests	(3,319)	(3,022)
Gross profit	13,705	12,556

Other operating expenses
General and administrative	(6,155)	(3,862)
Business development	(2,265)	(2,195)
Exploration and evaluation	(42)	(164)
Cost recoveries from associates	990	740
Operating income	6,233	7,075
Interest income	1,278	551
Dividend income	-	1,572
Finance costs	(949)	(593)
Foreign exchange loss	(1,420)	(13,729)
Share of loss of associates	(1,445)	(982)
Other gains, net	2,024	5,215
Earnings (loss) before income taxes	5,721	(891)
Income tax recovery (expense)	(1,721)	764
Net earnings (loss)	4,000	(127)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	4,076	(60)
Non-controlling interests	(76)	(67)

Net earnings (loss) per share
Basic	0.04	-
Diluted	0.04	-

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three months ended March 31, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2017	2016
	$	$

Operating activities
Net earnings (loss)	4,000	(127)
Adjustments for:
Share-based compensation	2,662	1,559
Depletion and amortization	3,352	3,082
Share of loss of associates	1,445	982
Net loss (gain) on acquisition of investments	2,598	(112)
Net gain on dilution of investments in associates	(4,833)	(653)
Net gain on disposal of investments	-	(3,410)
Change in fair value of financial assets at fair value through profit or loss	211	(1,040)
Deferred income tax expense (recovery)	1,721	(764)
Foreign exchange loss	1,415	13,720
Other	450	265
Net cash flows provided by operating activities before changes in non-cash working capital items	13,021	13,502
Changes in non-cash working capital items	(1,008)	(3,682)
Net cash flows provided by operating activities	12,013	9,820

Investing activities
Net decrease (increase) in short-term investments	(500)	100
Acquisition of investments	(62,819)	(5,608)
Proceeds on disposal of investments	22,512	2,145
Acquisition of royalty and stream interests	(42,928)	(29,500)
Proceeds on sale of royalty and stream interests	-	3,630
Property and equipment	(44)	(47)
Exploration and evaluation, net of tax credits	1,242	(2,823)
Net cash flows used in investing activities	(82,537)	(32,103)

Financing activities
Issuance of convertible debenture	-	50,000
Issuance of common shares and warrants	869	174,932
Investments from non-controlling interests	1,333	3,637
Issue expenses	(41)	(7,760)
Financing fees	-	(832)
Normal course issuer bid purchase of common shares	(1,822)	-
Dividends paid	(4,082)	(3,474)
Net cash flows provided by (used in) financing activities	(3,743)	216,503

Increase (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents	(74,268)	194,220
Effects of exchange rate changes on cash and cash equivalents	(1,415)	(13,720)
Increase (decrease) in cash and cash equivalents	(75,683)	180,500
Cash and cash equivalents – beginning of period	499,249	258,509
Cash and cash equivalents – end of period	423,567	439,009